

July 8, 2011

Eli Kamer
Chief Financial Officer
Ituran Location and Control Ltd.
3 Hashikma Street
Azour Industrial Zone
POB 163
Azour 58001, Israel

> **Re: Ituran Location and Control Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 28, 2011**
> **File No. 001-32618**

Dear Mr. Kamer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 15 – Control and Procedures, page 80

Report of Independent Registered Public Accounting Firm, page 84

1.   We note that the opinion paragraph of Estudio Urien & Asociados' report includes an opinion on management's assessment of internal control over financial reporting. We note that paragraph 85(k) of PCAOB Auditing Standard No. 5 requires that the auditor's opinion clearly state whether the registrant maintained, in all material respects, effective internal control over financial reporting. Please amend your Form 20-F to include an opinion from your independent registered public accountant that complies with AU 5.

2.	Further, please request your auditors to explain why they refer to their opinion dated February 11, 2010 in the last paragraph of this report. Please refer to paragraph 88 of AU 5.

Item 18. Financial Statements, page 89

R. Revenue Recognition, page F-15

3.	We see that you account for revenue transactions involving subscription fees and installation services as multiple element arrangements. Please describe for us in greater detail your policy for the recognition and valuation of the multiple deliverables in these arrangements including how your accounting considered FASB ASC 605-25. Please also tell us how you have determined which arrangements include multiple elements. In this regard, please also describe for us in greater detail your accounting for the related deferred installation expenses as noted on page F-17 including references to the authoritative guidance which supports your policy.

Note 12. Contingent Liabilities, Liens and Guarantees, page F-23

A - Claims, page F-23

4.	With respect to the matter with Leonardo L.P., please reconcile the total charges of $14.7 million with the amount of $16.8 million as discussed in your press release dated June 20, 2011 included in your Form 6-K dated for the month of June, 2011. Further, please reconcile the total liability of $21.8 million with the past period capital notes of $5.9 million and the current period charge of $14.7 million (total of $20.6 million). Please also reconcile with the total sum for the court ordered settlement of $22.7 million.

5.	Regarding the matters discussed in A.3, A.5 and A.6, we note your disclosure that your legal counsel provided you with certain legal opinions. Please describe to us and revise future filings to clarify the nature and extent of the legal counsel's involvement and management's reliance on their work. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. We note similar disclosure on pages 59 – 60.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant